Exhibit 99.1

Ninetowns Special Committee Selects Financial and Legal Advisors

BEIJING, Nov. 14, 2012 /PRNewswire/ — Ninetowns Internet Technology Group Company Limited (NINE) (“Ninetowns” or the “Company”), one of China’s leading providers of online solutions for international trade, today announced that the Special Committee of its Board of Directors (the “Special Committee”), formed to consider a proposal from certain directors and officers of the Company, including Mr. Shuang Wang, Ms. Min Dong, Mr. Xiaoguang Ren, Mr. Kin Fai Ng, Mr. Bolin Wu, Mr. Zhonghai Xu and Mr. Tommy Siu Lun Fork (together, the “Consortium Members”), to acquire all of the outstanding ordinary shares of the Company not currently owned, legally or beneficially, by the Consortium Members in a “going private” transaction (the “Proposed Transaction”), has retained Piper Jaffray & Co. as its financial advisor, Latham & Watkins LLP as its United States legal counsel and Maples and Calder as its Cayman Islands legal counsel to assist the Special Committee in its work.

The Special Committee is continuing its evaluation of the Proposed Transaction. There can be no assurance that any definitive offer will be made, that any agreement will be executed or that this or any other transaction will be approved or consummated. The Company does not undertake any obligation to provide any updates with respect to the Proposed Transaction or any other transaction, except as required under applicable law.

SAFE HARBOR: FORWARD-LOOKING STATEMENTS

Certain statements in this press release include forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements generally can be identified by the use of forward-looking terminology, such as “may,” “will,” “expect,” “intend,” “estimate,” “anticipate,” “believe,” “project” or “continue” or the negative thereof or other similar words. All forward-looking statements involve risks and uncertainties, including, but not limited to, customer acceptance and market share gains; competition from companies that have greater financial resources; introduction of new products into the marketplace by competitors; successful product development; dependence on significant customers; the ability to recruit and retain quality employees as the Company grows; and economic and political conditions globally. Actual results may differ materially from those discussed in, or implied by, the forward-looking statements. The forward-looking statements speak only as of the date of this release and the Company assumes no duty to update them to reflect new, changing or unanticipated events or circumstances.

ABOUT NINETOWNS INTERNET TECHNOLOGY GROUP COMPANY LIMITED

Ninetowns (NINE) is a leading provider of online solutions for international trade, with its key services in automating import/export e-filing. Ninetowns has been listed on the NASDAQ Stock Exchange since December 2004 under the symbol “NINE”. More information can be found at ir.ninetowns.com.

Contacts:

Investor Relations (Beijing)

Daisy Wang

IR Manager

Ninetowns Internet Technology Group Company Limited

+86 (10) 6589-9904

daisywang@ninetowns.com

Investor Relations (Hong Kong)

Mahmoud Siddig

Managing Director

Taylor Rafferty

+852 3196-3712

ninetowns@taylor-rafferty.com